UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G39320117

(CUSIP Number)

c/o Attn: John C.K. Sham

12/F., Kin Teck Industrial Building

26 Wong Chuk Hang Road

Aberdeen, Hong Kong

Tel.: (852) 2814 0601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G39320117	Page 2 of 7

1.	Names of reporting persons. John C.K. Sham
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Canadian
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11): 0%
14.	Type of reporting person (see instructions): IN

SCHEDULE 13D
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Preamble

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed by the Reporting Person relating to the beneficial ownership of ordinary shares, par value US$0.04 per share (“Ordinary Shares”), of Global-Tech Advanced Innovations Inc. on September 17, 2015, as amended by the Amendment No. 1 to such Schedule 13D filed by the Reporting Person on December 14, 2015 (such Schedule 13D as amended to date being the “Schedule 13D”). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 2 have the same respective meanings provided to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the “Merger Agreement” (as defined below), “Merger Sub” (as defined below) was merged with and into the Issuer, with the Issuer surviving the “Merger” (as defined below) and becoming a wholly-owned subsidiary of “Parent” (as defined below) as a result of the Merger. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.01, and incorporated herein by reference in its entirety.

The total amount of funds necessary to complete the Merger and the related transactions was approximately US$9,249,383, which was provided by the Reporting Person as a contribution of equity to Parent.

SCHEDULE 13D
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ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D hereby amended and supplemented as follows:

On December 4, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Timely Star Limited, a British Virgin Islands company with limited liability (“Parent”), and Timely Merit Limited, a British Virgin Islands company with limited liability and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub was merged with and into the Issuer (the “Merger”) on March 21, 2016 with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger, each of the Issuer’s Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger was cancelled in consideration for the right to receive US$8.85 per Ordinary Share in cash, without interest and net of any applicable withholding taxes, except for the “Excluded Shares” (as defined in the Merger Agreement). The Excluded Shares were cancelled for no consideration.

Concurrently with the execution of the Merger Agreement the Reporting Person entered into a guarantee (the “Guarantee”) in favor of the Issuer, pursuant to which the Reporting Person guaranteed the due and punctual observance, performance and discharge of all of the obligations, covenants and agreements of Parent and Merger Sub to the Issuer under the Merger Agreement, except in the case where the Guarantee is terminated in accordance with the provisions therein.

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into an agreement (the “Support Agreement”) with Parent and the “Rollover Shareholders” (as defined in the Support Agreement) pursuant to which, each Rollover Shareholder subscribed for the number of ordinary shares in Parent as set forth in the Support Agreement immediately prior to the closing of the Merger and each “Rollover Share” (as defined in the Support Agreement) was cancelled at the closing. Pursuant to the Support Agreement, the Rollover Shareholders voted (or caused to be voted) all of the Rollover Shares in favor of the approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger.

SCHEDULE 13D
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Concurrently with the execution of the Merger Agreement, Reporting Person entered into an equity commitment letter (the “Equity Commitment Letter”) with Parent pursuant to which Reporting Person undertook to make and did make equity contributions to Parent in the aggregate principal amount of US$9,249,383.

On March 17, 2016, at 10:30 am (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at 12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On March 21, 2016, the Issuer filed the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands, which was registered by the Registrar of Corporate Affairs of the British Virgin Islands as of March 21, 2016, pursuant to which the Merger became effective on March 21, 2016. As a result of the Merger, the Issuer became wholly-owned by Parent.

At the effective time of the Merger, each of the outstanding Ordinary Shares, other than the Excluded Shares, was cancelled in exchange for the right to receive US$8.85 in cash, without interest and net of any applicable withholding taxes. The Issuer did not receive any notice of objection from any shareholder prior to the vote to approve the Merger at the extraordinary general meeting, which is required for exercising any dissenter rights under the BVI Companies Act, 2004 of the British Virgin Islands. The Excluded Shares were cancelled for no consideration.

At the effective time of the Merger, each outstanding option to purchase Ordinary Shares (the “Company Option”) issued by the Issuer pursuant to the Issuer’s option plans, except for the 50,000 Company Options held by Mr. Sham, whether or not such Company Option was then exercisable and vested, was cancelled and converted into the right to receive an amount in cash, equal to the excess of (i) US$8.85 over (ii) the exercise price of each Company Option, multiplied by the number of Ordinary Shares underlying such Company Option.

Upon the consummation of the Merger, the Issuer became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Ordinary Shares ceased to trade on the NASDAQ prior to the open of business on March 22, 2016 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act.

The descriptions of the Merger Agreement, the Support Agreement, the Guarantee and the Equity Commitment Letter in this Item 4 are qualified in their entirety by reference to the complete text of such documents, which are attached hereto as Exhibits 7.01 to 7.04, respectively.

SCHEDULE 13D
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a) – (b) As of the date of this Amendment No. 2, the Reporting Person does not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 above and incorporated herein by reference, the Reporting Person has not effected any transactions in the Ordinary Shares during the 60 days preceding the filing of this Amendment No. 2.

(d) Not applicable.

(e) March 21, 2016.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

Except as described above or elsewhere in this Amendment No. 2 or incorporated by reference in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

SCHEDULE 13D
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

Description

Exhibit 7.01:	Agreement and Plan of Merger, dated as of December 4, 2015 (incorporated herein by reference to Exhibit 2 of the Issuer’s 6-K filed by the Issuer with the Securities and Exchange Commission on December 9, 2015).

Exhibit 7.02:	Guarantee, dated as of December 4, 2015 (incorporated herein by reference to Exhibit 7.02 of the Issuer’s Amendment No. 1 to Schedule 13D filed by the Issuer with the Securities and Exchange Commission on December 14, 2015).

Exhibit 7.03:	Equity Commitment Letter, dated as of December 4, 2015(incorporated herein by reference to Exhibit 7.03 of the Issuer’s Amendment No. 1 to Schedule 13D filed by the Issuer with the Securities and Exchange Commission on December 14, 2015).

Exhibit 7.04:	Support Agreement, dated as of December 4, 2015(incorporated herein by reference to Exhibit 7.04 of the Issuer’s Amendment No. 1 to Schedule 13D filed by the Issuer with the Securities and Exchange Commission on December 14, 2015).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2016

/s/ John C.K. Sham

John C.K. Sham